October 9, 2009	Robert H. Rosenblum D 202.778.9464 robert.rosenblum@klgates.com Stacy H. Winick D 202.778.9252 stacy.winick@klgates.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuveen Mortgage Opportunity Term Fund
333-161958; 811-22329

Ladies and Gentlemen:

On behalf of the Nuveen Mortgage Opportunity Term Fund (the “Fund”) and in response to a request from the staff of the Division of Investment Management, we are transmitting for electronic filing explanatory correspondence relating to the Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”), filed on September 16, 2009 (the “Initial Filing”). This explanatory correspondence highlights two changes that will be reflected more fully in pre-effective amendment no. 1 to the Fund’s Registration Statement, one indicating that the Fund will be non-diversified rather than diversified and the other involving the Fund’s advisory and subadvisory arrangements.

Diversification

The Registration Statement currently states that the Fund will be a diversified fund, as defined in section 5(b)(1) of the 1940 Act. The pre-effective amendment no. 1 will reflect that the Fund will be a non-diversified fund, as defined in section 5(b)(2) of the 1940 Act.

Advisory and Subadvisory Arrangements

The Registration Statement currently states that the Fund’s investment adviser, Nuveen Asset Management (“NAM”), intends to engage a subadviser for the Fund (“Subadviser”). The pre-effective amendment no. 1 will clarify that NAM, in its capacity as investment adviser to the Fund, will determine whether and to what extent to invest in a private feeder fund (the “Feeder PPIP Fund”) organized to invest through a master private fund (the “Master PPIP Fund”) in the Public Private Investment Program (the “PPIP”) for legacy securities established by the United States Department of the Treasury. The Subadviser will have day-to-day responsibility for managing all of the Fund’s investments other than the Fund’s investment in the Feeder PPIP Fund. In addition to being a subadviser to the Fund, the Subadviser also will be investment adviser to the Feeder PPIP Fund and the

October 9, 2009

Master PPIP Fund. The Subadviser will not be an affiliate of NAM but, as a subadviser to the Fund, will be subject to NAM’s supervision.

For your reference, we are including relevant pages from the Registration Statement currently on file marked to show the changes relating to diversification and the subadvisory arrangements. The Fund intends to file pre-effective amendment no. 1 in the near future, containing these changes, corresponding conforming changes and other clarifying changes.

Please contact the undersigned with any questions or comments.

Very truly yours,

Robert H. Rosenblum

Enclosures

Copies to	J. Grzeskiewicz (w/encl.)
K. McCarthy (w/encl.)
C. Rorhbacher (w/encl.)